Date            24 May 2000
Number          46/00

BHP ANNOUNCES SALE OF
BHP INFORMATION TECHNOLOGY TO COMPUTER SCIENCES CORPORATION (CSC)

The Broken Hill Proprietary Company Limited (BHP) today announced the sale of BHP Information Technology Proprietary Limited (BHP IT) and the Company's Indonesian-based information technology business to Computer Sciences Corporation (CSC), effective 1 June 2000.

As part of the sale, BHP will enter a services delivery contract with CSC which will enable the Company to access flexible, world-class information technology support at a significantly lower cost. This agreement sets new benchmarks for BHP in both scope and cost for the provision of IT services.

BHP Information Technology (BHP IT) is a wholly owned subsidiary of BHP. The sale and services contract are fundamental to the Company's drive to access global innovation and technology to deliver additional value and operational savings via BHP's business portfolio model.

Value from this transaction includes a material reduction in service delivery costs to BHP through an outsourcing arrangement for the majority of BHP's global IT service delivery requirements.
CSC will provide integrated IT services to BHP for an initial seven year term, valued at over A$700 million. This equates to an average 20 per cent reduction in the cost to BHP over the period of the contract if this service continued to be provided from within BHP.

The sale will also deliver a cash consideration (up front payment) for BHP IT of A$75 million which equates to a profit after tax of about A$65 million, and access to a best-in-class technology partner to facilitate and enhance BHP's drive for innovation and competitiveness. As part of this transaction about 1700 people will transfer to CSC.

The transaction follows the sale of BHP's power, engineering and insurance businesses last year and completes the restructure of the former BHP Services division. Former BHP Services President Kirby Adams (now President BHP Steel) said: "We have now delivered upon our objective to create shareholder value by ensuring global, best -in-class services are solely focused upon improving our core business operations.


"This sale provides for the delivery of world-class, low cost external IT services to BHP's global business operations and will enable BHP IT employees to further develop their widely acknowledged skills and experience in a globally-recognised information technology business.

"We placed a high value on our IT employees and the embedded knowledge within our IT business and we are very pleased that CSC recognised that value," Mr Adams said.

BHP Managing Director and CEO Paul Anderson said BHP recognised it was not the best owner of the BHP IT business and that it was no longer necessary to internally source IT services because of the continued maturity, growth and significant service improvements across the global IT service delivery industry.

Mr Anderson said: "The strategic alliance with CSC will support our drive to be at the leading edge of innovative technology solutions, which we can access from their global network. This is fundamental to our target of becoming a leading resources participant in the electronic economy and to delivering 'plug and play' systems capability for all of our global operations."

The alliance with CSC is designed to optimise service delivery to BHP operations, and BHP IT's other customers, taking into account their current and future requirements for quality, innovation, flexibility and cost savings. Through a rigorous sale evaluation and negotiation process, CSC clearly demonstrated it has the industry-specific capabilities and flexibility to support BHP's future IT requirements.

Mr Anderson said: "We are committed to ensuring our organisation is fully 'e-enabled' within the next two years and we will work in partnership with CSC to facilitate that transformation. The evaluation process has ensured a common understanding of our business goals and we look forward to our ongoing alliance with CSC."

* * * * *
Contact:
MEDIA RELATIONS:                Mandy Frostick
Manager Media Relations
BHP Group
Tel:    +61 3 9609 4157
Mobile:+61 419 546 245

				Maree Arnason
Manager External Affairs
Tel:    +61 3 9609 2411

INVESTOR RELATIONS:             Dr Robert Porter
Vice President Investor Relations
Tel:    +61 3 9609 3540

Pierre Hirsch
BHP Investor Relations - San Francisco
Tel: +1 415 774 2030


ATTACHED - BACKGROUND ON BHP IT AND CSC


BACKGROUND NOTES


BHP INFORMATION TECHNOLOGY

* BHP IT works with both BHP and non-BHP customers to provide integrated IT solutions which deliver better business results
* BHP IT has approximately 1700 employees
* Key products and services include:
* Service products and business solutions - using Portfolio
  Solutions framework
* Enterprise solutions planning - sound practical consulting in areas like business process innovation, strategic information systems planning, technology infrastructure planning, systems evaluation
* Knowledge management - framework including consulting, data warehousing and mining, document management and web services
* Supply chain solutions - demand/supply management, materials tracking and warehousing, transportation systems and e-commerce
* Industrial solutions - process manufacturing and resource industries
* SAP and enterprise-wide solutions - project management, systems analysis and design, implementation, data conversion and applications support
* Enterprise infrastructure management solutions - technical and personal
* Enterprise communications and network solutions
* Business solutions - specific solutions including inventory management, train order systems, active operations information centre, bulk materials management
* Formed in 1989
* BHP IT has offices in Melbourne, Sydney, Canberra, Brisbane, Perth, Wollongong, Newcastle, Adelaide and Whyalla in Australia, and offices in Jakarta, Bangkok and Houston.

COMPUTER SCIENCES CORPORATION (CSC)

* CSC is a major provider of IT services in commercial and government markets
* Specialises in management consulting, information systems consulting and integration and outsourcing
* Spectrum of services includes:
* Consulting in business strategy, operations, change management and IT
* Information systems consulting, design, development, integration and implementation
* Outsourcing services including business management consulting, systems integration, network operations, data centre, desktop and applications management
* Integrated solutions for the financial services industry
* Specialised systems and services for the healthcare industry
* Value-added solutions for the chemical and energy industries
* More than 58 000 employees
* Corporate headquarters in El Segundo, California USA. Operating in
  52 countries
* CSC has worldwide annual revenue of over US$9.4 billion - key markets include manufacturing, banking and finance, insurance, government, telecommunications, transport, chemicals and healthcare
* The global matrix operating model has three primary service delivery channels:
* industry vertical business units (government sector, healthcare, global financial services, and global chemical & energy)
* horizontal service organisations (application services, consulting and global infrastructure services)
* geographical locations (Europe, North America, Australia and Asia)
* CSC Australia has operated since 1970 and has 4000 employees through Australia and New Zealand (pre BHP IT acquisition).